THE INDUSTRIAL DISTRIBUTION EXPERTS
September 28, 2010

Re:	DXP Enterprises, Inc. Registration Statement on Form S-3 Registration No. 333-166582
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 7010
Washington, DC 20549

Attention:	Pamela A. Long, Assistant Director Era Anagnosti, Staff Attorney
Ladies and Gentlemen:
     The undersigned hereby requests that the effectiveness of its Registration Statement on Form S-3 (Registration No. 333-166582) be accelerated so that such Registration Statement will become effective at 4:00 p.m., EDT, on September 30, 2010, or as soon thereafter as practicable.

Very truly yours, DXP ENTERPRISES, INC.
By:	/s/ Mac McConnell
Mac McConnell
Senior Vice President/Finance & Chief Financial Officer

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